Exhibit (a)(1)(Q)

FORM OF E-MAIL ANNOUNCEMENT OF EXERCISE PRICE OF NEW OPTIONS AND

NUMBERS OF UNDERLYING SHARES

Date:	August 26, 2009
To:	Eligible Optionholders
From:	LeapFrog Enterprises, Inc.
Re:	Eligible Options

Tomorrow is the last day to elect to tender to us your eligible option grants as part of the LeapFrog Enterprises, Inc. Offer to Exchange Certain Outstanding Options for New Stock Option Grants (referred to as the “Offer to Exchange”). The Offer to Exchange will expire at 11:59 p.m., Pacific Time, tomorrow, August 27, 2009.

Our closing stock price on August 26, 2009 was $            . Accordingly, we are now able to calculate the exercise price and number of shares subject to the new option you would receive for each eligible option under the Offer to Exchange dated July 29, 2009 (as amended August 10, 2009) if you elect to participate in the Offer to Exchange. Subject to the other terms and conditions of the exchange offer, if you decide to participate in the Offer to Exchange, you are eligible to receive a new option, for each eligible option you tender, entitling you to purchase the number of shares of our Class A common stock listed for that option in the table attached to this e-mail.

If you would like to participate in this offer, you must properly complete and deliver to me an election to participate on the Election Form and Eligible Option Information Sheet before 11:59 p.m., Pacific Time, tomorrow, August 27, 2009, unless we extend the expiration date. You must use one of the following means to deliver your signed forms:

By Mail or Courier

LeapFrog Enterprises, Inc.

6401 Hollis Street

Emeryville, California 94608

Attention: Margaret Rozowski, Stock Plan Administrator

Phone: (510) 420-5365

By Facsimile

LeapFrog Enterprises, Inc.

Attention: Margaret Rozowski, Stock Plan Administrator

Facsimile: (510) 420-5004

By Hand or Interoffice Mail

Attention: Margaret Rozowski, Stock Plan Administrator

By Email (By PDF or similar imaged document file)

stockplans@leapfrog.com

If you have already tendered eligible option grants for exchange, your election may be withdrawn at any time before 11:59 p.m., Pacific Time, tomorrow, August 27, 2009, unless we extend the expiration date, in which case withdrawals must be received before such later expiration date and time. To withdraw tendered eligible option grants, you must deliver, mail, fax or email (a PDF or similar imaged document file) a properly completed and signed Notice of Withdrawal to the attention of Margaret Rozowski, Stock Plan Administrator, by hand, by interoffice mail, by facsimile to (510) 420-5004, by regular or overnight mail to LeapFrog Enterprises, Inc., 6401 Hollis Street, Emeryville, California 94608, or by email to stockplans@leapfrog.com. Withdrawals may not be rescinded and any eligible option grants withdrawn will not be considered to be properly tendered unless the withdrawn eligible option grants are properly re-tendered before the expiration date by following the procedures described above.

If you have not yet tendered your eligible option grants, you may do so at any time before 11:59 p.m., Pacific Time, tomorrow (August 27, 2009) as described above.

You should direct questions about the exchange offer or requests for assistance (including requests for additional or paper copies of the exchange offer, the Election Form, your Eligible Option Information Sheet or other documents relating to this exchange offer) to Margaret Rozowski, Stock Plan Administrator, at 6401 Hollis Street, Emeryville, California 94608 or by calling (510) 420-5365 or sending an email to stockplans@leapfrog.com.

Name:

Grant Date of Eligible Option	Number of Shares Underlying Eligible Option	Exercise Price per Share of Eligible Option	Grant Type of New Option	Exercise Price per Share of New Option	Number of Shares Underlying New Option
		$ per share	NSO	$ per share

		$ per share	NSO	$ per share

		$ per share	NSO	$ per share